FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

(Name of Registrant)

and

THE REPUBLIC OF AUSTRIA

(Guarantor and Co-Signatory)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED

(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

*	The Registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Marc O. Plepelits, Esq.

Allen Overy Shearman Sterling LLP

Große Gallusstraße 14

60315 Frankfurt am Main, Germany

EXPLANATORY NOTE

This amendment no. 2 to the annual report on Form 18-K is jointly filed by Oesterreichische Kontrollbank Aktiengesellschaft (“OeKB” or the “Bank”), a corporation incorporated under the laws of the Republic of Austria (“Austria” or the “Republic”), and Austria.

This amendment no. 2 to the annual report on Form 18-K for the year ended December 31, 2025 is intended to be incorporated by reference into the prospectus filed jointly by OeKB and Austria, dated November 26, 2025, and any future prospectus filed by OeKB and Austria with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

In this annual report, references to “euro”, “Euro” or “EUR” are to the single European currency adopted by certain participating member states of the European Union, including Austria, as of January 1, 1999. References to “dollars” or “USD” are to United States dollars.

FORM 18-K/A

Part I: OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

1.	In respect of each issue of securities of OeKB registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of OeKB’s last fiscal year giving the total outstanding of:

(a)

Internal funded debt of OeKB. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of December 31, 2025”, page 155 of Exhibit (d) hereto.

(b)	External funded debt of OeKB. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of December 31, 2025”, page 155 of Exhibit (d) hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of OeKB outstanding as of the close of OeKB’s last fiscal year.

See “Tables and Supplementary Information—Part 1: Oesterreichische Kontrollbank Aktiengesellschaft—I. Outstanding Debt as of December 31, 2025”, page 155 of Exhibit (d) hereto.

4.	(a)	As to each issue of securities of OeKB which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of OeKB.

Not applicable.

(2)	Total estimated amount held by Austrian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by OeKB to reacquire such securities.

Not applicable.

5.	A statement as of the close of OeKB’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of OeKB. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of OeKB outstanding as of December 31, 2025 was EUR 4.9 billion.

(b)	External floating indebtedness of OeKB. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of OeKB outstanding as of December 31, 2025 was USD 2.4 billion.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of OeKB for each fiscal year of OeKB ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Statements—Consolidated statement of comprehensive income of OeKB Group” and “Notes to the consolidated financial statements of OeKB Group”, pages 11 to 12 and 17 to 121, respectively, of Exhibit (d) hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by Austria, briefly describe the effect of any such action, not previously reported.

No foreign exchange control not previously reported was established by the government of Austria during 2025.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of Austria during 2025.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in items of value and of weight or quantity; if statistics have been established in terms of value, such will suffice.

Not applicable.

10.

The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations” (These statements need to be furnished only if the registrant has published balances of international payments.)

Not applicable.

Part II: REPUBLIC OF AUSTRIA

1.	In respect of each issue of securities of Austria registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.

2.	A statement as of the close of Austria’s last fiscal year giving the total outstanding of:

(a)

Internal funded debt of Austria. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this Item 2.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 160 of Exhibit (d) hereto.

(b)	External funded debt of Austria. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 160 of Exhibit (d) hereto.

3.

A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Austria outstanding as of the close of Austria’s last fiscal year.

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, pages 158 to 160 of Exhibit (d) hereto.

4.	(a)	As to each issue of securities of Austria which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Austria.

Not applicable.

(2)	Total estimated amount held by Austrian nationals; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Austria to reacquire such securities.

Not applicable.

5.	A statement as of the close of Austria’s last fiscal year giving the estimated total of:

(a)	Internal floating indebtedness of Austria. (Total to be stated in the currency of the registrant.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 160 of Exhibit (d) hereto.

(b)	External floating indebtedness of Austria. (Total to be stated in the respective currencies in which payable.)

See “Tables and Supplementary Information—Part 2: Republic of Austria—Public Debt”, page 160 of Exhibit (d) hereto.

6.

Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of Austria for each fiscal year of Austria ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Summary of Revenues and Expenditures” and “Tables and Supplementary Information—Part 2: Republic of Austria—I. Federal Revenues and Expenditures”, pages 151 to 152 and pages 156 to 157, respectively, of Exhibit (d) hereto.

7.	(a)	If any foreign exchange control, not previously reported, has been established by Austria, briefly describe the effect of any such action not previously reported.

No foreign exchange control not previously reported was established by Austria during 2025.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by Austria during 2025.

8.

Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of Austria, and of any further gold stocks held by Austria.

See “Republic of Austria—Banking System and Monetary Policy—Monetary Policy”, pages 147 to 148 of Exhibit (d) hereto.

9.

Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “Republic of Austria—Foreign Trade and Balance of Payments”, pages 139 to 143 of Exhibit (d) hereto.

10.

The balance of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments.)

See “Republic of Austria—Foreign Trade and Balance of Payments—Balance of Payments”, pages 142 to 143 of Exhibit (d) hereto.

This annual report comprises:

(a)	Pages numbered 1 to 8, consecutively.

(b)	The following exhibits:

Exhibit (a)—None.

Exhibit (b)—None.

Exhibit (c)—The latest annual budget for the Republic of Austria (page 149, pages 151 to 152 and pages 156 to 157 of Exhibit (d) hereto).

Exhibit (d)—Description of Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria, dated August 20, 2026.

Exhibit (e)—Consent of Mag. Christoph Kreutler, Director, Head of the Division for Export Financing, International Export Promotion Policy and State Guarantees, Ministry of Finance of the Republic of Austria.

Exhibit (f)—Consent of Deloitte Audit Wirtschaftsprüfungs GmbH (filed as Exhibit (f) to the annual report filed on May 8, 2026).

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE OF OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

Pursuant to the requirements of the Securities Exchange Act of 1934, Oesterreichische Kontrollbank Aktiengesellschaft has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 20th day of August, 2026.

OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT

/s/ ANISH GUPTA
Name:	Anish Gupta
Title:	Managing Director

/s/ MAXIMILIAN PLATTNER
Name:	Maximilian Plattner
Title:	Director

SIGNATURE OF THE REPUBLIC OF AUSTRIA

Pursuant to the requirements of the Securities Exchange Act of 1934, the Republic of Austria has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vienna, Austria, on the 20th day of August, 2026.

THE REPUBLIC OF AUSTRIA

/s/ MAG. CHRISTOPH KREUTLER
Name:	Mag. Christoph Kreutler
Title:	Director, Head of the Division for Export Financing, International Export Promotion Policy and State Guarantees, Ministry of Finance of the Republic of Austria

EXHIBIT INDEX

Exhibit	Description
(c)	Latest annual budget for the Republic of Austria (page 149, pages 151 to 152 and pages 156 to 157 of Exhibit (d) hereto).

(d)	Description of Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria, dated August 20, 2026.

(e)	Consent of Mag. Christoph Kreutler, Director, Head of the Division for Export Financing, International Export Promotion Policy and State Guarantees, Ministry of Finance of the Republic of Austria.

(f)	Consent of Deloitte Audit Wirtschaftsprüfungs GmbH (filed as Exhibit (f) to the annual report filed on May 8, 2026).